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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               NEON Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   6400509105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]  Rule 13d-1(b)
  [ ]  Rule 13d-1(c)
  [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No. 6400509105                  13G

1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Peter Schaeffer
--------------------------------------------------------------------------------

         2.       Check the appropriate box if a member of a group
                  (see instructions)

                  (a)
                      ----------------------------------------------------------
                  (b)
                      ----------------------------------------------------------

--------------------------------------------------------------------------------

         3.       SEC use only

                  --------------------------------------------------------------

         4.       Citizenship or place of organization:
                           USA

--------------------------------------------------------------------------------

                        5.       Sole voting power:      415,335
Number of           ------------------------------------------------------------
shares
beneficially            6.       Shared voting power:       0
owned by            ------------------------------------------------------------
each reporting
person with:            7.       Sole dispositive power: 415,335
                    ------------------------------------------------------------

                        8.       Shared dispositive power:  0
                    ------------------------------------------------------------

         9.       Aggregate amount beneficially owned by each reporting person.
                  415,335*

--------------------------------------------------------------------------------

         10. Check box if the aggregate amount in Row (9) excludes certain shares (see instructions). [ ]

--------------------------------------------------------------------------------

         11.      Percent of class represented by amount in Row (9): 4.4%

--------------------------------------------------------------------------------

         12.      Type of reporting person (see instructions): IN

--------------------------------------------------------------------------------

         *As of March 5, 1999, the date of the Issuer's initial public offering of its common stock, Mr. Schaeffer beneficially owned 2,065,835 shares of common stock, or 23.9% of the shares outstanding following completion of the offering. Since that time, Mr. Shaeffer has from time to time sold , gifted or otherwise disposed of 1,650,500 of such shares, including a private sale of 1,000,000 shares on April 15, 2000.


                                Page 2 of 5 pages

CUSIP No. 6400509105                  13G

ITEM 1.

         (a)      Name of Issuer: NEON Systems, Inc.

         (b) Address of Issuer's Principal Executive Offices: 14100 Southwest Freeway, Suite 500, Sugar Land, TX 77478

ITEM 2.

         (a)      Name of Person Filing: Peter Schaeffer

         (b)      Address of Principal Business Office or, if none, residence:
                  14100 Southwest Freeway, Suite 500, Sugar Land, TX 77478

         (c)      Citizenship: USA

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 6400509105

ITEM 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ] Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

         (c)      [ ] Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)      [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)      [ ] An investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

         (f)      [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)      [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h)      [ ] A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

                                Page 3 of 5 pages

CUSIP No. 6400509105                  13G

         (i)      [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 415,335

         (b)      Percent of class: 4.4%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 415,335

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 415,335

                  (iv) Shared power to dispose or to direct the disposition of: 0

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security See Rule 13d-3(d)(1).

ITEM 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                Page 4 of 5 pages

CUSIP No. 6400509105                  13G


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. Certification.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 12, 2001
                                           -------------------------------
                                           Date

                                           /s/ Peter Schaeffer
                                           -------------------------------
                                           Signature

                                           Peter Schaeffer
                                           -------------------------------
                                           Name/Title

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                               Page 5 of 5 pages